UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATS Corporation

______________________________________________________________________________

(Name of Issuer)

Common Stock, $.0001 par value

______________________________________________________________________________

(Title of Class of Securities)

00211E104

_______________________________________________________

(CUSIP Number)

January 29, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS Osmium Special Situations Fund Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,089,200
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER 2,089,200
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,089,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G is being filed on behalf of Osmium Special Situations Fund Ltd a Bermuda Corporation ("Osmium").

Item 1.

	(a)	Name of Issuer
ATS Corporation (formerly Federal Services Acquisition Corporation)

	(b)	Address of Issuer's Principal Executive Offices
7915 Jones Branch Drive
McLean, VA 22102
Item 2.

	(a)	Name of Person Filing
Osmium Special Situations Fund Ltd

	(b)	Address of Principal Business Office
Canon's Court,
22 Victoria Street,
Hamilton HM11
Bermuda

	(c)	Citizenship
Bermuda corporation

	(d)	Title of Class of Securities
common stock, par value $0.0001 (the "Common Stock")

	(e)	CUSIP Number
00211E104

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership

	(a)	Amount beneficially owned:

Osmium is the beneficial owner of 2,089,200 shares of Common Stock.

	(b)	Percent of Class:

Osmium is the beneficial owner of 10% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 20,869,058, which includes the number of shares of Common Stock issued and outstanding as of January 24, 2007, as reported in the Issuer's 8-K/A filed with the Securities and Exchange Commission on January 25, 2007. The total number of shares beneficially owned by Osmium directly include 961,500 shares of Common Stock that may be acquired through the exercise of warrants.

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:	2,089,200

		(ii) Shared power to vote or to direct the vote:	Not applicable

		(iii) Sole power to dispose or to direct the disposition of:	2,089,200

		(iv) Shared power to dispose or to direct the disposition of:	Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007	By:	OSMIUM SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Chairman and CEO